Exhibit 1.01

Conflict Minerals Report of EnteroMedics Inc.

in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This Conflict Minerals Report of EnteroMedics Inc. (“EnteroMedics” or the “Company”) for calendar year 2014 was prepared in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

1. Overview and Product Description.

This report has been prepared by management of the Company. The information includes the activities of all majority owned subsidiaries and variable interest entities that are required to be consolidated. EnteroMedics is a developer of medical devices using neuroblocking technology to treat obesity, metabolic diseases and other gastrointestinal disorders. These devices contain certain minerals and their derivatives, generally described as tantalum, tin, tungsten and gold (“3TG Minerals”).

2. Due Diligence Measures.

In conducting its due diligence, the Company implemented the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011) (“OECD Framework”), an internationally recognized due diligence framework. Under this framework, the Company undertook a Reasonable Country of Origin Inquiry (“RCOI”) to determine whether the necessary 3TG Minerals used in its outsourced manufacturing of medical devices originated in the Democratic Republic of Congo or an adjoining country (the “Covered Countries”).

The due diligence measures implemented under the OECD Framework were based on the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) initiative with the smelters and refiners of 3TG Minerals who provide those 3TG Minerals to our suppliers. the Company is several levels removed from the actual mining of 3TG Minerals as the Company outsources the manufacturing of its medical devices and must rely on its suppliers to provide information regarding the country of origin of the necessary 3TG Minerals. The Company does not make purchases of raw ore or unrefined 3TG Minerals and makes no purchases in the Covered Countries.

The Company’s due diligence measures included:

•	Conducting a supply-chain survey with direct suppliers of materials containing 3TG Minerals using the EICC/GeSI Conflict Minerals Reporting Template to identify the smelters and refiners.

•	Comparing the smelters and refiners identified in the supply-chain survey against the list of smelter facilities which have been identified as “conflict free” by the EICC/GeSI Conflict Free Smelter program for tantalum, tin, tungsten and gold where applicable, which allowed the Company to determine that certain suppliers were “DRC conflict free.”

•	Establishing a diligence team, headed by the Vice President and Corporate Controller, to oversee and support the supply-chain survey, perform due diligence and provide periodic updates to the Audit Committee of the Board of Directors.

3. Results of Due Diligence.

Based on the replies received, the Company was able to verify that approximately 75% of its suppliers either (i) do not use 3TG Minerals in the products provided to the Company, (ii) do not use 3TG Minerals that originate in the Covered Countries, or (iii) use smelters or refiners for 3TG Minerals that have been identified as “conflict free” by the EICC/GeSI Conflict Free Smelter program. Of the remaining suppliers, the Company did not have adequate information to verify the specific facilities used by smelters and refiners in the Company’s supply chain to process any 3TG Minerals necessary to the Company’s products or the country of origin of such 3TG Minerals, as those suppliers did not provide facility and country of origin information specific to the Company’s products.

4. Steps to Improve Due Diligence.

In the next compliance period, the Company intends to make a good faith effort to obtain a definitive determination of its status and to further mitigate the risk that necessary 3TG Minerals do not benefit armed groups. The Company also intends to make reasonable efforts to strengthen company engagement with suppliers and structure internal management to support supply chain due diligence. The steps include:

•	Working with suppliers that have responded “DRC conflict undeterminable” to implement plans to increase compliance, if no plans exist.

•	Communicating expectations with regard to supplier performance, transparency and sourcing.

•	Considering alternative sources should a current supplier disclose that Conflict Minerals are used in their product, and that they are unable to supply products that are free of Conflict Minerals.

5. Product Determination.

As a result of the due diligence measures described above, the Company did not have adequate information to determine for all of the necessary 3TG Minerals for its products whether the necessary 3TG Minerals originated in a Covered Country, whether the necessary 3TG Minerals are from recycled or scrap sources or if the necessary 3TG Minerals directly or indirectly financed or benefited armed groups in the Covered Countries.

6. Independent Private Sector Audit.

Based on the foregoing determination, this Report has not been subject to an independent private sector audit.